Exhibit 99.1

Convenience translation

Fresenius Medical Care AG

Hof

ISIN: DE0005785802 // WKN: 578580

ISIN: US3580291066 // CUSIP: 358029106

Announcement pursuant to section 248a sentence 1 of the German Stock Corporation Act (Aktiengesetz – AktG)

In accordance with section 248a sentence 1 AktG, we hereby announce the following: The action for defective resolution (Beschlussmängelklageverfahren) brought before the Regional Court of Nuremberg-Fürth (Landgericht Nürnberg-Fürth) (file number: 1 HK O 4610/23), in which individual shareholders of the Company had objected to the resolution passed at the Extraordinary General Meeting of the Company on July 14, 2023 regarding the change of the Company's legal form to that of a stock corporation, has been terminated. This proceeding had been combined as the leading proceeding with the action for defective resolution initially initiated at the Regional Court of Frankfurt a.M. (Landgericht Frankfurt a.M.) under the then file number 3-05 O 539/23, after the proceedings initiated at the Regional Court of Frankfurt a.M. had been referred to the Regional Court of Nuremberg-Fürth.

The termination of the related proceeding before the District Court of Nuremberg-Fürth is based on the fact that all shareholders who had filed actions for rescission or nullity against the resolution in question have withdrawn their actions. No agreements were concluded between the Company and the plaintiffs.

Hof, this December 2024

Fresenius Medical Care AG

The Management Board